Exhibit (a)(1)(B)

TURBOCHEF TECHNOLOGIES, INC.
OFFER TO AMEND OR REPLACE ELIGIBLE OPTIONS
FORM OF LETTER OF TRANSMITTAL
DATED NOVEMBER 7, 2007

The Offer and withdrawal rights expire at 5:00 p.m., Eastern Time (4:00 p.m., Central Time), on December 6, 2007, unless the offer is extended.

Dear [Name]:

Important: Read the remainder of this Letter of Transmittal before completing and submitting your election.

The chart below provides information regarding the grant number for each Eligible Option, the grant date for that option indicated in the stock option agreement, the number of shares subject to that option, the exercise price per share originally in effect for that option, the revised measurement date determined for that option for financial accounting purposes and the fair market value per share of TurboChef common stock on that date (all appropriate numbers adjusted for previous stock splits).

Indicate your decision to tender your Eligible Option(s) identified below by checking the appropriate boxes. If you wish to amend or replace all of your Eligible Options, check the first box below labeled “Amend or Replace All of My Eligible Options.” If wish to amend or replace only certain Eligible Options, check the box labeled “Amend or Replace Only the Eligible Options I Have Indicated Below,” and then indicate which Eligible Options you wish to amend or replace by writing a “Y” or “N,” as appropriate, in the “Amend or Replace This Eligible Option” box in the table below. Only the portion of your option that is subject to Section 409A of the Internal Revenue Code will be amended or replaced. In the event you opt below to not amend or replace one or more of your Eligible Options, such Eligible Option will not be amended or replaced, and you will not become entitled to restricted stock units (if any) that would otherwise be issuable with respect to that Eligible Option if you elected to amend or replace it. In addition, in that event you will be solely responsible for any taxes, penalties or interest you may incur under Section 409A (or similar state tax laws).

[  ]   AMEND OR REPLACE ALL OF MY ELIGIBLE OPTIONS

[  ]   Amend or Replace Only the Eligible Options I Have Indicated Below

Grant Number	Original Grant Date	Expiration Date	Total Number of Shares Subject to Eligible Option	Original Exercise Price per Share	Fair Market Value per Share on Revised Measurement Date	Amend or Replace this Eligible Option? (Y/N)

To: TurboChef Technologies, Inc.

By checking the “Amend or Replace All of My Eligible Options” box on the first page of this Letter of Transmittal, or by indicating in the “Amend or Replace This Eligible Option” box(es) in the table on the first page that I wish to amend or replace certain Eligible Options, and by signing below, I understand and agree to all of the following:

1.  I hereby tender my Eligible Option(s) identified on the first page of this Letter of Transmittal to TurboChef Technologies, Inc., a Delaware corporation (“TurboChef”), for amendment or replacement in accordance with the terms set forth in (1) the Offer to Amend or Replace Eligible Options dated November 7, 2007 (the “Offering Memorandum”), of which I hereby acknowledge receipt, and (2) this Letter of Transmittal. Each tendered Eligible Option will be amended or replaced effective on the day after the Expiration Date (as defined below), or, if the Offer is extended, the day after the extended expiration date. All capitalized terms used in this Letter of Transmittal but not defined herein have the meaning assigned to them in the Offering Memorandum.

2.  The Offer is currently set to expire at 5:00 p.m., Eastern Time (4:00 p.m., Central Time), on December 6, 2007 (the “Expiration Date”), unless TurboChef, in its discretion, extends the period of time during which the Offer will remain open. In such event, the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended, expires.

3.  Except as otherwise provided in this Paragraph 3 or in Paragraph 5 below, the amendment will adjust the exercise price per share currently in effect for an Eligible Option to the fair market value of TurboChef common stock on the correct grant date (the “Measurement Date”) of that option. The new exercise price per share will be designated the “Adjusted Exercise Price” and will become effective as of the day after the Expiration Date. Any option so amended to reflect the Adjusted Exercise Price will be designated an “Amended Option”. However, if the closing selling price per share of TurboChef common stock on the Nasdaq Global Market on the Expiration Date is less than the Adjusted Exercise Price for an Amended Option, then that option will, on the day after the Expiration Date, after being amended as described above, be immediately canceled and replaced with a new option granted under TurboChef’s 2003 Stock Incentive Plan (the “Plan”) that is exactly the same as the canceled option, including no loss of vesting or change to the expiration date of the option term, but with an exercise price equal to the greater of: (i) the exercise price currently in effect for such Eligible Option and (ii) the closing selling price per share on the Expiration Date. Such option will also have a new grant date equal to the day after the Expiration Date. Any Eligible Option that is cancelled and re-granted with an exercise price equal to the exercise price currently in effect for such Eligible Option will be designated a “No Increase Replacement Option”, and any Eligible Option that is cancelled and re-granted with an exercise price equal to the closing selling price per share on the Expiration Date will be designated a “Partial Increase Replacement Option”, and together with No Increase Replacement Options, the “Replacement Options”. In addition to the changes described above, shares of TurboChef common stock issuable to me upon exercise of an Amended or Replacement Option will not be subject to certain contractual restrictions on transfer that may currently apply to shares issuable upon exercise of my Eligible Options that went into effect in connection with the acceleration of vesting of outstanding stock options in December 2005.

4.  Subject to Paragraph 5 and Paragraph 11 below, if I receive an Amended Option or a Partial Increase Replacement Option, I will become entitled to receive an issuance of restricted stock units (the “RSUs”), denominated in dollars. The RSUs will be issued as of the day after the Expiration Date and will have a fixed value equal to the aggregate difference between the aggregate original exercise prices of my tendered Eligible Options and the aggregate increased exercise prices of my Amended Options or Partial Increase Replacement Options. The RSUs will settle in shares of TurboChef common stock on March 7, 2008 (the “Settlement Date”). The number of shares to be issued will be determined by dividing the dollar denomination of an RSU by the closing selling price of TurboChef common stock on the last trading day before the Settlement Date, rounded up to the nearest whole share. The RSUs will be settled on the Settlement Date, whether or not I continue in the employ of TurboChef (or any subsidiary) through such date. I will not receive an issuance of RSUs with respect to a No Increase Replacement Option granted in replacement of a tendered Eligible Option, because the exercise price for the No Increase Replacement Option will be same as in effect for the canceled option it replaces.

5.  If I cease to be employed by TurboChef or its subsidiaries after I tender my Eligible Option(s) but before TurboChef accepts my Eligible Options for amendment or replacement after the expiration of the Offer, my Eligible Options will not be amended or replaced, and I will not be entitled to receive the RSUs.

6.  Until the Expiration Date, I will have the right to withdraw my tendered Eligible Option(s). However, after that date I will have no withdrawal rights, unless TurboChef does not accept my tendered Eligible Option(s) before January 4, 2008, the 40th business day after commencement of the Offer. I may then withdraw my tendered Eligible Option(s) at any time prior to TurboChef’s acceptance of such options for amendment or replacement pursuant to the Offer.

7.  The tender of my Eligible Option(s) pursuant to the procedure described in Section 4 of the Offering Memorandum and the instructions to this Letter of Transmittal will constitute my acceptance of all of the terms and conditions of the Offer. Acceptance by TurboChef of my tendered Eligible Option(s) for amendment or replacement pursuant to the Offer will constitute a binding agreement between TurboChef and me upon the terms and subject to the conditions of the Offer.

8.  I understand and agree that as soon as administratively practicable after the Expiration Date, but in any event within five business days of the Expiration Date, you will send to me a final and complete Stock Option Amendment Agreement related to my Amended Options. The form of Stock Option Amendment Agreement is attached to the Offering Memorandum as Annex A. That agreement will indicate the Adjusted Exercise Price in effect for each of my Amended Options and your unconditional obligation to issue to me the RSUs calculated for each Amended Option, which are expected to be issued in dollar denominations as of the day after the Expiration Date and settle in shares of TurboChef common stock on the Settlement Date. My execution and delivery of this Letter of Transmittal constitutes my acceptance of the terms and conditions of my Stock Option Amendment Agreement and my execution and delivery of such Stock Option Amendment Agreement.

9.  I understand and agree that with respect to Replacement Options, you will send to me, as soon as administratively practicable after the Expiration Date, but in any event within five business days of the Expiration Date, a Stock Option Cancellation and Regrant Agreement for any Replacement Option granted in replacement of a tendered Eligible Option whose Adjusted Exercise Price is greater than the closing selling price on the Expiration Date. The form of Stock Option Cancellation and Regrant Agreement is attached to the Offering Memorandum as Annex B. That agreement will indicate the exercise price in effect for each of my Replacement Options and your unconditional obligation to issue to me the RSUs calculated for each Partial Increase Replacement Options, which are expected to be issued in dollar denominations as of the day after the Expiration Date and settle in shares of TurboChef common stock on the Settlement Date. My execution and delivery of this Letter of Transmittal constitutes my acceptance of the terms and conditions of my Stock Option Cancellation and Regrant Agreement, my execution and delivery of such Stock Option Cancellation and Regrant Agreement and my cancellation of all prior option agreements, certificates of terms and conditions and similar understandings related to my Eligible Options tendered in exchange for Replacement Options.

10.  I acknowledge, understand and agree that during the time period between the Expiration Date and my receipt of my Stock Option Amendment Agreement or Stock Option Cancellation and Regrant Agreement, I will not be able to exercise my Amended or Replacement Options, in order to allow TurboChef time to administratively process the amendments or replacements.

11.  I acknowledge, understand and agree that, as described in the Offering Memorandum and provided in my Stock Option Amendment Agreement and Stock Option Cancellation and Regrant Agreement, if the selling price of TurboChef common stock declines between the Expiration Date and the Settlement Date in March 2008 such that TurboChef would have to issue more shares of common stock to settle the RSUs on the Settlement Date than are then available under the Plan, the number of shares I would otherwise be entitled to receive upon settlement of my RSU will be reduced by my pro rata share of such shortage in available shares under the Plan.

12.  I am the registered holder of the Eligible Option(s) tendered hereby, and my name and other information appearing in this Letter of Transmittal are true and correct.

13.  I am not required to tender my Eligible Option(s) pursuant to the Offer. However, if I do not tender such option(s), then I will be solely responsible for any penalty taxes, interest payments or other liabilities I may incur under Section 409A of the Internal Revenue Code (and similar state tax laws) with respect to any Eligible Option that is not amended or replaced pursuant to the Offer.

14.  TurboChef cannot give me legal, tax or investment advice with respect to the Offer and has advised me to consult with my own legal, tax and investment advisors as to the consequences of participating or not participating in the Offer.

15.  Under certain circumstances set forth in the Offering Memorandum, TurboChef may terminate or amend the Offer and postpone its acceptance and amendment or replacement of the tendered Eligible Options. Should the Eligible Option(s) tendered herewith not be accepted for amendment or replacement, such option(s) will be returned to me promptly following the expiration or termination of the Offer.

16.  I acknowledge, understand and agree that: (i) participation in the Offer is voluntary; (ii) decisions with respect to future grants under any TurboChef employee stock plan, if any, will be at the sole discretion of TurboChef; (iii) the Offer is discretionary in nature and may be suspended or terminated by TurboChef, in accordance with the terms set forth in the Offer; (iv) the Offer is a one-time offer which does not create any contractual or other right to receive future offers, options or benefits in lieu of offers; (v) the value of any payments, securities issuances and participation in the Offer made pursuant to the Offer is an extraordinary item of income which is outside the scope of my employment contract, if any; (vi) the offer value of any payments or securities issuances made pursuant to the Offer is not part of normal or expected compensation for any purpose, including but not limited to purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments; and (vii) neither my participation in the Offer nor this Letter of Transmittal shall be construed so as to grant me any right to remain in the employ of TurboChef or any of its subsidiaries and shall not interfere with the ability of my employer to terminate my employment relationship at any time with or without cause (subject to the terms of my employment contract, if any).

17.  For the exclusive purpose of implementing, administering and managing my participation in the Offer, I hereby explicitly and unambiguously consent to the collection, receipt, use, retention and transfer, in electronic or other form, of my personal data as described in this document by and among, as applicable, my employer and TurboChef and its subsidiaries. I understand that TurboChef and my employer hold certain personal information about me, including, but not limited to, my name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in TurboChef, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in my favor, for the purpose of implementing, administering and managing the Offer (“Data”). I understand that Data may be transferred to any third parties assisting in the implementation, administration and management of the Offer, that these recipients may be located in my country or elsewhere, and that the recipient’s country may have different data privacy laws and protections than my country. I understand that I may request a list with the names and addresses of any potential recipients of the Data by contacting my local Human Resources Department representative. I authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing my participation in the Offer. I understand that Data will be held only as long as is necessary to implement, administer and manage my participation in the Offer. I understand that I may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing my local HR department representative. I understand, however, that refusing or withdrawing my consent may affect my ability to participate in the Offer. For more information on the consequences of my refusal to consent or withdrawal of consent, I understand that I may contact my local Human Resources Department representative.

18.  This agreement is governed by the internal substantive laws, but not the choice of law rules, of the State of Delaware.

I understand that neither TurboChef nor TurboChef’s Board of Directors is making any recommendation as to whether I should tender or refrain from tendering my Eligible Option(s) for amendment or replacement, and that I must make my own decision whether to tender my Eligible Option(s), taking into account my own personal circumstances and preferences. I understand that the Amended Option(s) or Replacement Option(s) resulting from the amendment or replacement of my tendered Eligible Option(s) may decline in value and may be “out of the money” when I decide to exercise such option(s). I further understand that past and current market prices of TurboChef common stock may provide little or no basis for predicting what the market price of TurboChef common stock will be when TurboChef amends or replaces my tendered option(s) or at any other time in the future.

SIGNATURE OF OPTIONEE

By my signature below, I accept the Offer, with respect to my Eligible Options as indicated in this Letter of Transmittal, upon the terms and conditions set forth in the Offering Memorandum, this Letter of Transmittal and my Stock Option Amendment Agreement and/or Stock Option Cancellation and Regrant Agreement.

Signature of Optionee or Authorized Signatory

Optionee’s Name (Please Print in Full)	Capacity of Authorized Signatory (If Applicable)

Date

Address (If Different Than on Cover Page)	Daytime Telephone

Please read the instructions to this Letter of Transmittal and then complete, sign and date the table on the cover page and the signature block above and return the entire Letter of Transmittal (including the instructions) no later than 5:00 p.m., Eastern Time (4:00 p.m., Central Time), on December 6, 2007 (or such later date and time as the Expiration Date may be extended to) to:

Dennis J. Stockwell
Vice President and General Counsel
TurboChef Technologies, Inc.
Suite 1900
Six Concourse Parkway
Atlanta, GA 30328
v: 678-987-1700
fax: 678-987-1744
dennis.stockwell@turbochef.com

DELIVERY OF THIS LETTER OF TRANSMITTAL IN ANY WAY OTHER THAN AS DESCRIBED
ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1.    Submission of Letter of Transmittal.    To participate in the Offer, a properly completed and duly executed Letter of Transmittal must be received by TurboChef by 5:00 p.m., Eastern Time (4:00 p.m., Central Time), on December 6, 2007 (or such later date and time as the Expiration Date may be extended to).

You may change your election with respect to your Eligible Options at any time up to 5:00 p.m., Eastern Time (4:00 p.m., Central Time), on December 6, 2007. If the Offer is extended by TurboChef beyond that time, you may change your election with respect to your tendered Eligible Options at any time until the extended expiration of the Offer. In addition, if TurboChef does not accept your tendered options by 5:00 p.m., Eastern Time (4:00 p.m., Central Time), on January 4, 2008, you may revoke your election with respect to your tendered Eligible Options at any time thereafter until such options are accepted for amendment or replacement. To validly change your election, you must complete and resubmit a new Letter of Transmittal to TurboChef prior to the expiration of the Offer. You may change your mind as many times as you like. You will be bound by the last properly completed Letter of Transmittal you submit prior to 5:00 p.m., Eastern Time (4:00 p.m., Central Time), on December 6, 2007 (or any extended expiration of the Offer).

TurboChef will not accept any alternative, conditional or contingent tenders. All persons tendering Eligible Options shall, by electronic execution of this Letter of Transmittal, waive any right to receive any notice of the acceptance of their tender, except as provided for in the Offer.

2.    Tenders.    If you intend to tender your Eligible Options pursuant to the Offer, you must properly complete the table on the first page of the Letter of Transmittal and timely submit the Letter of Transmittal to TurboChef. If you decide to tender one or more Eligible Options, you must tender the entire portion of each such option that is subject to the Offer.

3.    Signatures on This Letter of Transmittal.    Except as otherwise provided in the next sentence, the optionee must sign this Letter of Transmittal. If this Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to TurboChef of the authority of such person so to act must be submitted with this Letter of Transmittal.

4.    Requests for Assistance or Additional Copies.    Any questions or requests for assistance, as well as requests for additional copies of the Offering Memorandum or the Letter of Transmittal, may be directed to Dennis J. Stockwell, Vice President and General Counsel, at (678) 987-1700 or dennis.stockwell@turbochef.com. Copies will be furnished promptly at TurboChef’s expense.

5.    Irregularities.    TurboChef will determine, in its sole discretion, all questions as to form of documents and the validity, form, eligibility (including time of receipt), and acceptance of any option tender. TurboChef will also decide, in its sole discretion, all questions as to: (i) the portion of each outstanding option that comprises an Eligible Option for purposes of the Offer; (ii) the Adjusted Exercise Price to be in effect under each Amended Option; (iii) the dollar amount of RSUs issuable with respect to each Amended Option or Partial Increase Replacement Option; (iv) the number of shares issuable upon settlement of the RSUs; (v) the closing selling prices on the Expiration Date and the last trading day before the Settlement Date; (vi) the number of shares available for grant under the Plan; and (vii) the prorated reduction in the number of shares issuable upon settlement of each RSU in the event the Plan limit is reached. TurboChef’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. TurboChef’s determination as to those matters will be final and binding on all parties. TurboChef reserves the right to reject any or all option tenders that it determines do not comply with the conditions of the Offer, are not in appropriate form or are unlawful to accept. TurboChef also reserves the right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Eligible Option or any particular Eligible Optionee. No tender of an Eligible Option will be deemed to have been properly made until all defects or irregularities have been cured by the tendering Eligible Optionee or waived by TurboChef. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice. Unless waived, any defects or irregularities in connection with the tender of an Eligible Option must be cured within such time as TurboChef shall determine. Neither TurboChef nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, and no person will incur any liability for failure to give any such notice. If the table on the first page of the Letter of Transmittal includes options that are not eligible for the Offer, TurboChef will not accept those options for amendment or replacement, but TurboChef does intend to accept for amendment or replacement any properly tendered Eligible Option set forth in that table.

6.    Important Tax Information.    You should refer to Sections 2 (“Purpose of the Offer”) and 15 (“Material U.S. Federal Income Tax Consequences”) of the Offering Memorandum and the “Risk Factors Relating to the Offer” section of the Offering Memorandum, which contain important U.S. federal tax information concerning the Offer. If you are subject to the tax laws of other jurisdictions in addition to the United States, there may be additional consequences of participation in the Offer. You are strongly encouraged to consult with your own tax, financial and legal advisors as to the tax and other consequences of your participation in the Offer.

7.    Copies.    You should print a copy of this Letter of Transmittal, after you have completed and electronically signed it, and retain it for your records.

IMPORTANT: THE LETTER OF TRANSMITTAL MUST BE RECEIVED BY TURBOCHEF
BY 5:00 P.M., EASTERN TIME (4:00 P.M., CENTRAL TIME), ON DECEMBER 6, 2007 (OR SUCH
LATER DATE AS THE EXPIRATION DATE MAY BE EXTENDED TO).